Filed by Vertical Aerospace Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Broadstone Acquisition Corp.
Commission File No.: 001-39506
Date: June 11, 2021

SFP_Interview_Standard

Speaker Key:

GA	Gavin

JI	Jim

ST	Stephen

00:00:00

GA	Jim, hold on one sec. I’m just going to merger the calls. Stephen, are you there?

IE	Yes, I’m here.

GA	Hi, and Jim, you should be on as well.

JI	Yes, hi. Hi, Stephen.

ST	Hi Jim. Good morning. How are you doing?

JI	Yes, not bad. We last spoke about a year and a half ago about OVO, when you did your massive take over. What an amazing story. You’re like Britain’s Elon Musk, I guess. I had no idea, to my eternal shame, that you were so far advanced on this vertical taxi business. Yes, congratulations, it’s [overtalking].

ST	Thank you.

JI	How do you feel about it?

00:00:53

ST	Obviously, it’s a great day. It’s great to be able to make the announcement and to be able to tell the world. It’s a really big global opportunity and it’s a great [inaudible] for Britain, but it’s also a great [inaudible] for British business and engineering. And it feels great to be able to tell the world about the progress that we’ve made, about all the work that we have been doing.

And I don’t mean to sound too cheesy about all this, but it really is the work that’s gone in, in years and years and years, building up an amazing engineering team, developing some amazing technology.

That’s what’s given us a platform to go to companies like Honeywell, companies like Rolls Royce and Microsoft, who are experts in what they do, and show them behind the scenes, what we’ve been working on and what we’ve been building. They got really excited about it and they were willing to back us. And the same with Virgin, same with American, Avolon.

These are companies and people that run, buy, finance aircraft for a living. They’re the world’s experts on this, and it’s because of how sophisticated, how advanced our technology is, that they have chosen to work with Vertical instead of some of our competitors.

www.waywithwords.net	Page 1 of 7

00:02:15

I think it’s a great day, but it’s been years in the lead up to making the announcement yesterday, and of course, lots and lots of work over the last two or three months to pull the deal together. All that said, I’m delighted we got it done and we can enjoy the weekend. It’s going to be a good weekend.

JI	Have these planes actually flown yet? Have you been in one?

ST	We’ve built two full scale prototypes that we then decided not to take to commercialisation. We knew early on that we were going to need a pilot, and once you have a pilot you need four passengers to make that economics work, and that’s like a 2,500, 3,000 kilo vehicle. We ended up developing I think about a dozen different concepts, and this is the one that we are taking to market. The one that you’re looking at is under manufacture at the moment, and in the test flight campaign later on this year, probably Q4 this year.

JI	Q4 this year. When you say, test flight, obviously that is with a pilot on board, right?

ST	The way it works, we’ll do a series of unmanned tests. Normally, there’s a whole series. When I say test flight, it’s a test flight campaign that will run for months. It will be hundreds of different operations we put the vehicle under testing. But yes, this will be a manned pilot [unclear]. We’ve got a couple of really experienced ex-RAF test pilots that will be flying the vehicle.

00:04:02

Anyway, it will be a mad test flight campaign as part of the overall programme. This is a good three years. There’s a reason why we all put our faith in airplanes and pilots and are happy to fly. There’s an incredibly high bar to get over, in terms of certifying these vehicles.

We have to prove that the daily [?] rate will be less than one in a billion times, and so there’s a lot of testing to do. It’s three years, probably, of a certification programme, involving lots and lots of different test flight campaigns. We’re five, six years into this now, so we’re not just getting started, but there’s still work to do.

GA	Jim, it’s Gavin. I wouldn’t peg the manned piece. As Stephen said, it’s a campaign, so I wouldn’t want it to be too specific or mislead you on that, in terms of that Q4 on that manned piece, because it obviously runs over a period of time.

JI	Yes, so the Q4 is when you start unmanned test flights.

GA	The test campaign starts in that period, and that obviously then runs.

ST	It’ll run for six months, but within that there will be a pilot in the vehicle, flying the vehicle, under full control, for the end campaign.

JI	And you mentioned there, I’m sorry to bring this subject up, but your rivals, there are a couple of others, aren’t there, testing this kind of stuff? What makes your project better than those others?

ST	I’ll go back to the thing I said earlier about Avolon, about American, about Virgin Atlantic, about Rolls Royce, Honeywell. What they’ve all liked in particular in our programme is that we have the world’s most experienced aerospace engineering leadership team.

www.waywithwords.net	Page 2 of 7

00:06:11

I think the challenge with eVTOL is not a bunch of people proving that the technology works. We have the technology today. We have to be able to prove that these things will always work, that they will never fail, that they’re safe to fly in. And so, the biggest challenge that we face alongside all of our competitors, is certifying these aircraft, and that’s why we’ve gone for experience.

We’ve hired Michael Cervenka from Rolls Royce. He ran their future technology business. We’ve hired Eduardo Dominguez Puerta from Airbus. He ran their urban air mobility programme. We’ve got Eric Samson. We’ve got these guys. We’ve got 1,200 years of experience, and they’ve developed and certified more than 30 aircraft and [inaudible] systems.

Some of our competitors have gone a bit lighter on that. They’ve gone for more, let’s say, less aerospace based engineering teams, and we said the most important thing was that we’re building these planes to certify them, and to operate them safely and that the most important thing, in this business, experience really counts.

We’ve got the most experienced aerospace engineering team. We’re working with the world’s leading aerospace suppliers. Some of our competitors are rather ambitiously, I believe, trying to do everything themselves. They want to build every component themselves, right every line of software themselves, and for me, when we get the opportunity to work with companies like Honeywell and Rolls Royce, TKN, [inaudible] of aerospace champions that are working on our programme with us.

00:07:59

We’re leveraging, not just their R and D capability and their engineering, but also, when it comes to manufacture, they’re going to be helping us accelerate the manufacturing process as well. I think we’ve got the fastest route certification, the fastest route to commercial scale, and the fastest route to high volume manufacturing.

All in all, we really keep our partnership model, where we’re going to focus on designing and building, serving these aircraft. That’s our role in this, and then we have partners that are bringing all their skills and capabilities. It’s going to give us a huge advantage.

JI	And you’re going to be raising $394million to invest. Most of that will go into [inaudible].

ST	Like I said, there’s a lot of work to do. We’re going to be building and growing the engineering team. Obviously, we need to invest in our manufacturing capacity, and then global operation. I think the $350million, $400million is the right number for us. We’ve got a really capital efficient business model.

It’s something that I’ve learned at OVO Energy. It was really important to be able to make all of your investment pounds or dollars, go as far as possible. And when we were starting off OVO Energy, and I started OVO with, I think it was £300,000 of savings, when I was working in the city, and managed to make that last for six years before we raised any other capital.

www.waywithwords.net	Page 3 of 7

00:09:45

JI	Remind me who you worked for in the city?

ST	I used to work for JP Morgan, and before then, SocGen.

JI	As an analyst?

ST	No, I used to trade corporate bonds and credit default swaps, and actually airlines and airports was one of the sectors that I looked at, ironically.

JI	It is, yes, and I’m just completely baffled as to how you can create two companies of such size now, as one person. You’re running both of these businesses. How does that work? How do you divide your time up?

ST	We’ve got a great team in the OVO business. Adrian Letts joined us 2.5 years ago now. He’s been running the retail business for the last 2.5 years and built up an amazing team there, and I’m delighted to really let him get on a do a great job. The SSE acquisition, as you mentioned, was a really transformative deal.

Last year was a really difficult year for everybody to operate in, but we’ve come out of it in really good shape, and Adrian’s done a really great job there. The software business, Kaluza [?], again, we’ve got a great senior team and a new CEO in there. Then with Vertical I’m getting to spend more of my time on Vertical, but even there, this is primarily an engineering business.

00:11:21

As I said, we’ve got a world class team led by Michael Cervenka, who’s leading all the aircraft engineering and design workstreams, so I feel really well supported and my job is to make sure that the companies have got the talent that they need, the capital that they need and we’re going in the right direction.

There are some small synergy, some small [unclear]. We do a lot of work with electric vehicle integration in OVO. Integrating electric vehicles onto renewable grids is a huge challenge, and a lot of the engineering that goes into that is, for example, we’re carrying over into some people are looking into electric aircraft charging, so there are some synergies.

JI	And the decision to go for PSPEC [?] rather than the London Stock Exchange, can you talk me through that decision please?

ST	It’s something I think there’s a lot to say about this. We’ve got PSPEC led by a British entrepreneurial team, [unclear] Osmond, and obviously, Vertical being a British company and the facts of the matter are, the capital that we need is in the US [unclear].

The UK capital markets don’t really support this kind of business at the moment. I’d love to see that change. I’d love for the UK to be able to lead in the financing and being able to provide the capital for this, but at the moment it’s really obvious that the ecosystem that’s needed to permeate that market is found in the US.

www.waywithwords.net	Page 4 of 7

00:13:11

JI	When you say, your kind of business, you mean speculative tech?

ST	Well, the technology is not speculative. The technology is really there. In the last 20 years there’s been so much investment from the automotive sector in electrification and electric propulsion and so on, that the technology that we need is really there.

But when I say a business like ours, we’re raising nearly half a billion dollars for [unclear] venue business, and unfortunately, it’s seen time and time again, that raising that kind of capital in the UK, it might not be possible, but it’s not very easy to do, and certainly there are deeper capital markets in the US.

If you look at biotech for example, the UK did a great job of financing biotech. We’ve a lot of expertise there. The same is true for fintech, but outside of those two, I would say I don’t think the UK’s developed the expertise to be able to finance these types. It’s not to say we can’t. It’s just not there at the moment.

JI	And how did you and Hugh Osmond meet? Did you know each other for years?

ST	No, it’s quite a small world and we were speaking to several different SPACs, because they were speaking to different companies, and we were attracted by the idea of working with a SPAC founding team that were entrepreneurs themselves. Obviously, Hugh’s a great entrepreneur. Marc [unclear], again, on their leadership team and was really a big part of the deal. He’s a great entrepreneur.

00:15:13

And so, we really liked the idea of working with a SPAC that weren’t just corporate finance brokers. They’d also done it themselves. And of course, we were able to meet in person. All of these things help.

JI	And how long has this been in the offering then?

ST	Marc and I started talking about it maybe six, seven months ago, so it’s been a while. We’ve had to keep everything under wraps, but we’ve been operating Vertical pretty much, not quite in stealth mode, but we’ve been keeping our cards close to our chest, let’s say, for quite a long time. And I think it’s, like I said, a lot of work that’s gone into yesterday’s announcement.

JI	Now you’re [unclear] this, obviously they’re going to speculate about an IPO of OVO. What’s your thinking on that?

ST	Do you think that there’ll be speculation on that?

JI	Well, I’m speculating.

ST	I thought that, yes. Who knows?

JI	Are you okay for money then? You don’t need new finance?

ST	For OVO?

JI	Yes.

www.waywithwords.net	Page 5 of 7

00:16:34

ST	No. I started OVO in 2009 with an idea that energy was about to go through this enormous change. The shift away from fossil fuels was going to upset and transform and disrupt the energy sector, and the incumbent utilities were just not designed to move fast enough to keep up with the technology.

Ten years, 12 years on, this is still true today, and I see enormous opportunities everywhere in the energy transition space. We see loads of investor appetite, let’s say. We’ve got huge work to do, decarbonising UK homes. We’ve got global opportunities around EV. There’s no shortage of ways to invest in the energy transition, and OVO’s going to play a really big part in there.

The same is also true of aviation. We are going to go through such a transformation. This is the most exciting time in aviation in the last 60, 70 years maybe, since the jet engine came on the scene. We’re going to see an enormous transformation of aerospace, and I think it’s coming that Vertical that are going to lead in the 21st century. I think that the companies that have dominated the jet turbine era, I see Vertical and companies like us, being able to innovate faster than them.

JI	You’re comparing the incumbent jet engine Boeing and Airbus.

00:18:10

ST	If it’s okay with you, I’d like to be really careful on this point. I’m not suggesting that we are going to see the end of jet turbines, that all of a sudden, we’re going to stop flying in Airbuses and so on. But what I’ve seen in energy is that I think organisations that grow up dependant on a particular technology, that grow that expertise, one day they realise that something is changing and sometimes it can be too late.

Because the pace of change, it happens so fast, especially with electrification. Everything with electrification is different. The types of air traffic are different, the way we operate them, the economics are different, the way we build them will be different, and so there’s a huge amount to learn, and it’s going to be companies like Vertical that are electric native and digital native, that will really succeed in this new era of aviation.

And by the way, if I can say, the UK led the world in aviation at the dawn of the jet era, and I’m really convinced that the UK is the best place in the world to build electric aircrafts. We have all the capabilities, all the technologies, all the skills, the supply chain that are needed. I think it’s going to be a huge success for Britain.

JI	Brilliant. The factory that you’re building is in Bristol, am I right?

ST	Yes, our factory is in Bristol. We’ve already got a design office and factory there. We’ll definitely need to build another one to get it to full scale production.

JI	And where will that be?

ST	Yet to be determined.

GA	TBC.

www.waywithwords.net	Page 6 of 7

00:19:59

JI	But it will be in the UK?

ST	Yet to be determined. I really think the UK is the best place to build these aircraft. I’m afraid I’m running out of time. I’ve got one more [overtalking].

JI	It’s been so brilliant talking to you. You’re a total hero Stephen, well done. Congratulations.

ST	You’re very kind.

JI	I’d love to do a profile of you. I’m about to leave and move to The Sunday Times. Did they ever profile you at The Sunday Times?

ST	No.

JI	Like we did at The Standard?

ST	I do, I’d have to go back. I think probably, yes, but you never know, there may be time for another one.

JI	I’d love to do that. Listen, thanks for that, and enjoy the celebrations. I hope you all enjoy celebrating this weekend.

GA	Thanks Jim.

ST	I’m sure we will. Thanks very much Jim.

GA	Thanks Jim. Thank you. Bye-bye.

ST	Have a good weekend.

JI	Cheers Gavin.

GA	Thanks mate, bye. Bye-bye.

00:20:55

www.waywithwords.net	Page 7 of 7